UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)
Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 8, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust and the Charles F. Dolan 2008 Grantor Retained Annuity Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		27,102,570

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,189,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,102,570

WITH	10	SHARED DISPOSITIVE POWER

		1,189,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,291,920

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 29,548,292 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Helen A. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,291,920

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		28,291,920

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,291,920

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 29,548,292 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON James L. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,469,819

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,986

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,469,819

WITH	10	SHARED DISPOSITIVE POWER

		40,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,510,805

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Thomas C. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		122,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		122,668

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	122,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.05%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Patrick F. Dolan I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		131,034

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,228

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		131,034

WITH	10	SHARED DISPOSITIVE POWER

		1,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	132,262

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.05%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		192,494

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,961,305

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		192,494

WITH	10	SHARED DISPOSITIVE POWER

		22,961,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,153,799

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 33,230,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Marianne Dolan Weber I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		25,251

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,251

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,251

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.01%

14	TYPE OF REPORTING PERSON

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Deborah A. Dolan-Sweeney I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,381

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,381

WITH	10	SHARED DISPOSITIVE POWER

		99,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	105,480

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.04%

14	TYPE OF REPORTING PERSON

	IN
*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,809,110

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,809,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,809,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 47,798,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust I.R.S. Identification Nos. of above persons (entities only) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,217,809

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,831,110

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,217,809

WITH	10	SHARED DISPOSITIVE POWER

		7,831,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,048,919

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 47,798,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Paul J. Dolan, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		461,006

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,750,790

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		461,006

WITH	10	SHARED DISPOSITIVE POWER

		7,750,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,211,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	IN
*Excludes the 47,902,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,850

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,622,045

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,850

WITH	10	SHARED DISPOSITIVE POWER

		7,622,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,625,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 48,017,309 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,626,736

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,750

WITH	10	SHARED DISPOSITIVE POWER

		7,626,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,633,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 48,068,364 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON Dolan Family LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

*Excludes 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Dolan Family LLC disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

Amendment No. 23 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust (the “2007 GRAT”) and the Charles F. Dolan 2008 Grantor Retained Annuity Trust (the “2008 GRAT”); Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (collectively, the “Group Members” and/or “Reporting Persons”).
          The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007 and Amendment 22 filed on August 1, 2008, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 23.

Item 5	Interest in Securities of the Issuer
The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 62,900,817 shares of Class A Common Stock as a result of their beneficial ownership of (i) 7,612,466 shares of Class A Common Stock (including 787,100 shares of restricted stock, 15,102 restricted stock units and options to purchase 1,619,083 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.2% of the total shares currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 55,288,351 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 28,291,920 shares of Class A Common Stock, including (i) 1,722,661 shares of Class A Common Stock (including 360,700 shares of restricted stock), (ii) options to purchase 829,200 shares of

Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,362,511 shares of Class A Common Stock (including 172,611 shares of Class A Common Stock owned of record personally, 360,700 shares of restricted stock owned of record personally and options owned of record personally to purchase 829,200 shares of Class A Common Stock that are exercisable within sixty days of this filing), and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 13,540,059 shares of Class B Common Stock owned of record personally, 6,100,000 shares of Class B Common Stock owned by the 2007 GRAT and 6,100,000 shares of Class B Common Stock owned by the 2008 GRAT) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 28,291,920 shares of Class A Common Stock, including (i) 1,722,661 shares of Class A Common Stock (including 360,700 shares of restricted stock), (ii) options to purchase 829,200 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.6% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 1,362,511 shares of Class A Common Stock (including 172,611 shares of Class A Common Stock, 360,700 shares of restricted stock and options to purchase 829,200 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record personally by her spouse, Charles F. Dolan, and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 13,540,059 shares of Class B Common Stock owned of record personally by her spouse, Charles F. Dolan, 6,100,000 shares of Class B Common Stock owned by the 2007 GRAT and 6,100,000 shares of Class B Common Stock owned by the 2008 GRAT). She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 1,510,805 shares of Class A Common Stock, including (i) 779,739 shares of Class A Common Stock (including 379,800 shares of restricted stock) and (ii) options to purchase 731,066 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,469,819 shares of Class A Common Stock (including 390,053 shares of Class A Common Stock owned of record personally, 362,700 shares of restricted stock owned of record personally and options owned of record personally to purchase 717,066 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 40,827 shares of Class A Common Stock (including 17,100 shares of restricted stock and options to purchase 14,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by his spouse and 159 shares of Class A Common Stock owned of record by a member of his household. He disclaims beneficial ownership of 159 shares of Class A Common Stock owned of record by a member of his household and 40,827 shares of Class A Common Stock (including 17,100 shares of restricted stock and options to purchase 14,000 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Thomas C. Dolan may be deemed to beneficially own 122,668 shares of Class A Common Stock. This amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 122,668 shares of Class A Common Stock.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 132,262 shares of Class A Common Stock, including (i) 110,140 shares of Class A Common Stock (including 23,300 shares of restricted stock) and (ii) options to purchase 22,122 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 131,034 shares of Class A Common Stock (including 85,612 shares of Class A Common Stock owned of record personally, 23,300 shares of restricted stock and options to purchase 22,122 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,153,799 shares of Class A Common Stock, including (i) 1,095,531 shares of Class A Common Stock (including 4,232 restricted stock units) and (ii) 22,058,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,613 shares of Class A Common Stock owned of record personally (including 4,232 shares of restricted stock units) and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -6 and 21,876,387 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 — 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 – 6 and 22,058,268 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 — 6, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 25,251 shares of Class A Common Stock, including (i) 17,251 shares of Class A Common Stock (including 10,870 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.01% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 25,251 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 10,870 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing).
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 105,480 shares of Class A Common Stock, including (i) 76,785 shares of Class A Common Stock (including 23,300 shares of restricted stock) and (ii) options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.04% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 99,099 shares of Class A Common Stock (including 23,300 shares of restricted stock and options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse. She disclaims beneficial ownership of the 99,099 shares of Class A Common Stock (including 23,300 shares of restricted stock and options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,809,110 shares of Class A Common Stock, including (i) 319,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,809,110 shares of Class A Common Stock, including 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 9,048,919 shares of Class A Common Stock, including (i) 1,558,895 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,217,809 shares of Class A Common Stock, including 20,986 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,831,110 shares of Class A Common Stock, including 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan

Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 8,211,796 shares of Class A Common Stock, including (i) 826,438 shares of Class A Common Stock, and (ii) 7,385,358 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children and 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,750,790 shares of Class A Common Stock, including 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 7,385,358 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 7,385,358 shares of Class B Common Stock owned of record by the Family Trusts, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
(c) Since the most recent Amendment to the Schedule 13D filed on August 1, 2008, the following transactions in the Issuer’s Securities have been effected by Group Members:
On September 28, 2008, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.
On October 1, 2008, Charles F. Dolan used 26,132 shares of Class A Common Stock at a price of $24.84 per share to pay withholding taxes incurred upon the vesting of restricted shares.
On October 1, 2008, James L. Dolan used 26,132 shares of Class A Common Stock at a price of $24.84 per share to pay withholding taxes incurred upon the vesting of restricted shares.
On November 5, 2008, 13,695 currently exercisable options expiring on June 1, 2010 with an exercise price of $15.568 held by Deborah Dolan-Sweeney’s spouse were amended and replaced by 13,695 currently exercisable options expiring on June 1, 2010 with an exercise price of $16.06.
On November 5, 2008, 13,695 currently exercisable Stock Appreciation Rights expiring on June 1, 2010 with an exercise price of $15.568 held by Deborah Dolan-Sweeney’s spouse were amended and replaced by 13,695 currently exercisable Stock Appreciation Rights expiring on June 1, 2010 with an exercise price of $16.06.
On November 5, 2008, 13,695 currently exercisable options expiring on June 1, 2010 with an exercise price of $15.568 held by Patrick F. Dolan were amended and replaced by 13,695 currently exercisable options expiring on June 1, 2010 with an exercise price of $16.06.
On November 5, 2008, 13,695 currently exercisable Stock Appreciation Rights expiring on June 1, 2010 with an exercise price of $15.568 held by Patrick F. Dolan were amended and replaced by 13,695 currently exercisable Stock Appreciation Rights expiring on June 1, 2010 with an exercise price of $16.06.
On December 8, 2008, Dolan Family LLC converted 7,977,325 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and disposed of such shares by delivering them to Bear Stearns International Limited (“Bear Stearns”) in settlement of the prepaid forward transaction with Bear Stearns entered into in November 1999 described in Item 6 below. See Item 6.

(e) On December 8, 2008, upon delivery of 7,977,325 shares of Class A Common Stock to Bear Stearns, Dolan Family LLC ceased to be a beneficial owner of Issuer’s securities. As a result, Dolan Family LLC also ceased to be a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
The disclosure in Item 6 is hereby amended by deleting the fifteenth paragraph of Item 6 contained in the Schedule 13D filed on March 19, 2004 and inserting the following in its place:
On December 8, 2008, Dolan Family LLC and Bear Stearns entered into a letter agreement providing for the share settlement of the Forward Transaction entered into in November 1999 and described above. Pursuant to the Forward Transaction agreement and the letter agreement, Dolan Family LLC converted the 7,977,325 shares of Class B Common Stock pledged to Bear Stearns as collateral pursuant to the Forward Transaction agreement into an equal number of shares of Class A Common Stock and delivered them to Bear Stearns in share settlement of the Forward Transaction. All obligations of Dolan Family LLC under both the Forward Transaction agreement and the letter agreement have been satisfied in full. The letter agreement is filed as Exhibit 43 to this Schedule 13D.

Item 7	Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:
Exhibit A: Trustee and Beneficiary List
Exhibit B.7: Joint Filing Agreement.
Exhibit 43: Letter Agreement between Dolan Family LLC and Bear Stearns, dated December 8, 2008.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: December 8, 2008

CHARLES F. DOLAN, individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust and the Charles F. Dolan 2008 Grantor Retained Annuity Trust

By:	*

HELEN A. DOLAN

By:	*

JAMES L. DOLAN

By:	/s/ James L. Dolan

THOMAS C. DOLAN

By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN

By:	*

KATHLEEN M. DOLAN, individually and as a Trustee for the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER

By:	*

DEBORAH A. DOLAN-SWEENEY

By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

PAUL J. DOLAN, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6

By:	*

MATTHEW J. DOLAN, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

By:	*

MARY S. DOLAN, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

By:	*

DOLAN FAMILY LLC

By:	*

* By:	/s/ Brian G. Sweeney Brian G. Sweeney
As Attorney-in-Fact